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NAME OF REGISTRANT: CHARLES SCHWAB

NAME OF PERSON RELYING ON EXEMPTION: FRIENDS FIDUCIARY CORPORATION

ADDRESS OF PERSON RELYING ON EXEMPTION: 1700 MARKET STREET, SUITE 1535, PHILADELPHIA, PA 19103

The proponents are not required by the SEC's rules to file this communication but are doing so voluntarily.

April 11, 2022

To Charles Schwab Corporation Stockholders:

Friends Fiduciary Corporation seeks your support for Proposal 8 at the stockholder meeting on May 17, 2022.

The proposal asks Schwab to prepare an annual report on its lobbying.

Resolved, stockholders of Schwab request the preparation of a report, updated annually, disclosing:

1.   Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.   Payments by Schwab used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.   Description of management’s and the Board’s decision-making process and oversight for making payments described in section 2 above.

For purposes of this proposal, “grassroots lobbying communication” is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action regarding the legislation or regulation. “Indirect lobbying” is lobbying engaged in by a trade association or other organization of which Schwab is a member.

Both “direct and indirect lobbying” and “grassroots lobbying communications” include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee and posted on Schwab’s website.

Rationale to vote FOR the Proposal

and Rebuttal to Company’s Opposition Statement

As investors we believe transparency and accountability in corporate spending to influence legislation and regulation are in the best interests of Schwab stockholders. Our aim is not to keep the Company from spending, but to ensure sufficient transparency for shareholders to be able to evaluate these significant costs, as well as to ensure sufficient internal accountability to safeguard the alignment of spending with Company mission, values, and ethics. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives that are misaligned with company public positions and principles and therefore can pose risks to Schwab’s reputation to the detriment of shareholder value.

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SUMMARY OF RATIONALE

•	Company reputation is an important component of shareholder value;
•	Indirect lobbying through trade associations and social welfare groups presents potential risks and lacks accountability;
•	Schwab’s current “enhanced” disclosures are inadequate;
•	Investors are asking for lobbying transparency to better understand risks; and
•	Schwab could easily provide shareholders the lobbying disclosures requested in this proposal.

I.	Company Reputation is an Important Component of Shareholder Value

Schwab’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage and therefore potential negative impacts on shareholder value. Heightened scrutiny of corporate spending on lobbying and other political expenditures potentially exposes companies to increased reputational risk.

According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.1 The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalisation across the FTSE 100 & 250.”2 Furthermore, the Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.3

A 2014 Deloitte survey also found 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.4 Clearly, corporate reputation has significant impact on shareholder value.

II.	Indirect Lobbying through Trade Associations and Social Welfare Groups Presents Potential Risks and Lack Accountability

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1 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

2 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

3 https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf.

4 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.

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While corporate donations to politicians and traditional PACs have strict limits, payments to trade associations and 501(c)(4) social welfare nonprofits have no restrictions. Although Schwab has discontinued payments to its PAC, and reiterates that in the company’s Statement of Opposition, payments to PACs fall under political contributions, not lobbying activity. Schwab can still give unlimited amounts to third party groups that can spend millions on lobbying and often undisclosed grassroots activity. This is often referred to as dark money spending. Lack of company transparency and oversight around dark money spending through trade associations and other organizations not only creates a blind spot in use of funds for shareholders, but for the corporations themselves. Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the American Bankers Association has spent more than $190 million since 1998.5

Recently companies have also faced significant corporate reputational risk due to misalignment of company practices, including lobbying expenditures, with stated company values and positions. Without robust lobbying oversight and transparency, the company, and its shareholders, have no way to determine if company direct and indirect lobbying aligns with company values.

Schwab’s trade association disclosure lags many of its peer group members which disclose the amounts used for lobbying by each of their trade associations, including Regions Financial and US Bancorp. This is the first year Schwab has disclosed a list of the trade associations the Company has contributed to, however the list does not indicate the amount paid nor the non-deductible portion. This makes it difficult for investors to understand the level of priority or support Schwab is giving to various organizations.

III.	Schwab’s Current Disclosures are Inadequate

Schwab has a broad lobbying footprint and the Company’s spending information is difficult to obtain, limited, and is not consolidated. Our Company does not provide investors a central and comprehensive source where they can learn relevant corporate spending on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of or align with the Company’s strategy and investor interests. In the Board of Director’s Recommendation Against and Statement of Opposition Schwab states “This proposal is unnecessary because the company already provides – and this year further enhanced – transparency about its participation in the legislative process.” However, this does not acknowledge that Schwab has consistently lagged peers in disclosures and the “enhanced” disclosures continue to fall short of peer disclosures and far short of best practice. We expect better from our Company.

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5 https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2019&id=D000000087

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Federal and State Lobbying

Based upon information from various disparate sources, our Company spent approximately $5,440,000 in 2019 and 2020 on federal lobbying activities as well as spending $2,710,000 in 2021.6 From 2010 – 2020, Schwab spent $29,453,000 on federal lobbying. The extent of Schwab’s spending at the state level is even more opaque because state-level lobbying disclosure requirements are often very cursory, investors have no idea how much companies are spending in 22 states and have only a murky picture in others. In one state with reporting, California, Schwab spent over $900,000 on lobbying from 2010 – 2021.7 Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online effectively buries information at many states.”8

Lobbying Through Trade Associations

While Schwab has agreed to disclose trade associations the company is supporting through memberships, this disclosure does not give shareholders a thorough understanding of the Company’s overall indirect lobbying spend. Schwab discloses only in aggregate the portions of their payments that trade associations use for lobbying. This is inadequate as investors have no idea the total amount Schwab has given to each trade association through memberships and other payments, nor the amount used for lobbying by each trade association. Disclosing only the aggregate amount used for lobbying – when the Company has the amount by each trade association - prevents shareholders from understanding the materiality of each trade association membership, making it difficult to understand risk.

In fact, companies disclosing only limited trade association details, including the aggregate amount of trade association payments used for lobbying – as Schwab has just begun to do – continue to have lobbying disclosure proposals filed that receive broad shareholder support for greater transparency. For example, a proposal filed at ExxonMobil last proxy season received a majority vote from shareholders who supported greater disclosure and transparency from the company.9

In the Board of Director’s Recommendation Against and Statement of Opposition, Schwab notes that “stockholders rejected substantially similar proposals in each of 2015, 2016, 2017, 2020 and 2021.” What the statement fails to disclose is the significant 10% increase in shareholder support of the lobbying proposals filed at the company between 2020 and 2021 to 44.1%, which indicates the growing investor concern and support for lobbying transparency and accountability by Schwab.10

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6 https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2020&id=D000000414

7 https://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1144228&session=2019&view=activity.

8 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513

9 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000034088/000003408821000037/xom-20210526.htm

10 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000316709/000031670920000025/a8-kshellannualmeeting.htm;

http://www.sec.gov/ix?doc=/Archives/edgar/data/0000316709/000031670921000035/schw-20210513.htm

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Schwab fails to fully disclose its memberships and payments to trade associations, meaning investors have neither an accurate picture of the company’s total lobbying expenditures nor an understanding of its priorities or interests.

Trade Association Lobbying Misalignments Create Reputational Risk

We believe Schwab’s trade association memberships and payments used for lobbying pose potential reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts Schwab’s public positions.

As investors, we are concerned around this misalignment of Schwab’s stated values with the lobbying of its trade associations. For example, Schwab supports protecting the interests of investors by holding the financial industry to a high standard, yet Schwab and SIFMA reportedly lobbied “to quash various aspects” of the Department of Labor fiduciary rule to require investment advisers to put their clients’ interests ahead of their own.11

Schwab serves on the boards of Investment Company Institute (ICI) and Securities Industry and Financial Markets Association (SIFMA), which spent $139,070,621on lobbying from 2010 – 2021.12 ICI recently drew attention for their lobbying opposition to close a tax loophole on exchange-traded funds.13 While polls show support for wall street tax on trades,14 Schwab, ICI and SIFMA were among top groups lobbying against a financial transaction tax in 2019 and 2020.15

Schwab states that part of its purpose is “helping people at all levels of income and every stage of life.”16 Yet Schwab also belongs to the California Chamber of Commerce, which has recently attracted media scrutiny for opposing parental leave laws,17 despite the fact that hundreds of brands and business leaders recognize that parental leave is, “essential to the U.S. long-term economic growth, global competitiveness, and family security.”18

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11 https://theintercept.com/2017/07/16/financial-advisers-want-to-rip-off-small-investors-trump-wants-to-help-them-do-it/

12 https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2015&id=D000000229; https://www.opensecrets.org/orgs/investment-co-institute/lobbying?id=D000000262

13 https://www.marketwatch.com/story/why-the-5-4-trillion-etf-market-faces-its-biggest-crisis-since-inception-11631807333.

14 https://theappeal.org/the-lab/polling-memos/poll-majority-of-voters-support-the-wall-street-tax-act/.

15 https://www.citizen.org/article/hypnotized-by-wall-street/.

16 https://www.aboutschwab.com/who-we-are

17 https://www.republicreport.org/2012/walt-disney-company-parenta-leave/; https://www.nevadaappeal.com/news/2011/feb/23/report-decries-lack-of-paid-parental-leave-in-us/

18 https://paidleave.us/businessweek

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This misalignment of Schwab’s stated company values and positions with their lobbying activities, either directly or indirectly through third-party groups, creates significant reputational risk around company integrity as well as investor concerns around lack of corporate governance and oversight of lobbying.

Other Companies Are Reporting Significant Lobbying and Public Policy Issues

Companies have begun producing reports which assess the alignment between company positions, including on climate change, and the positions and lobbying of their key trade associations. Examples of companies producing reports include BP, Pfizer, GM, Bayer and Shell.

Schwab uses the Global Reporting Initiative (GRI) for sustainability reporting. GRI Standard 415: Public Policy “addresses the topic of public policy. This includes an organization’s participation in the development of public policy, through activities such as lobbying and making financial or in-kind contributions to political parties, politicians, or causes.”19

Under GRI Standard 415, a company “should report:

1)	the significant issues that are the focus of its participation in public policy development and lobbying;
2)	the company’s stance on these issues, and any differences between its lobbying positions and any stated policies, goals, or other public positions.”

We believe GRI-reporting companies like Schwab should be fully evaluating and transparently disclosing the significant issues it lobbies on and any differences between its lobbying positions and its stated polices, goals and public positions.

IV.	Investors Are Asking for Lobbying Transparency to Better Understand Risks

The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports lobbying disclosure and political disclosure as best practice, and supports disclosure of any amounts over $10,000.20 On January 27, 2022, the Principles for Responsible Investment (PRI) released a new report, the Investor Case of Responsible Political Engagement, noting investors need to understand the intended objectives, processes and outcomes of companies’ political engagement to determine the extent to which they align with their long-term interests and shared societal needs.21 PRI has also released a 2018 guide on corporate climate lobbying to help investors engage with companies on their direct and indirect lobbying practices related to climate policy. Specifically, companies should be consistent in their policy engagement in all geographic regions and should ensure any engagement conducted by member trade associations on their behalf or with their support is aligned with a company positions.22

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19 https://www.globalreporting.org/standards/media/1030/gri-415-public-policy-2016.pdf.

20 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

21 https://www.unpri.org/governance-issues/the-investor-case-for-responsible-political-engagement/9366.article.

22 https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf

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In October 2018, a $2 trillion coalition of investors led by the Church of England pension board and Swedish pension fund AP7, sent letters to 55 large European companies, stating that lobbying on climate issues should be evaluated, managed and reported on transparently and noting it was unacceptable that companies counteract ambitious climate policy, either directly or through their trade associations.23 The OECD’s Principles for Transparency and Integrity in Lobbying find that a sound framework for transparency in lobbying is crucial to safeguard the integrity of the public decision-making process.24

V.        Schwab Could Easily Provide Shareholders the Lobbying Disclosures Requested in this Proposal

Schwab claims that “requiring the company to go through the unnecessary burden of preparing a report on lobbying in the specific format requested by the stockholder proposal – particularly when this information is publicly available…would be redundant and an inefficient use of corporate resources.” This argument is disingenuous on several accounts. The proposal seeks disclosure of information, not a “specific format.” Further, as Schwab is required to report its federal and state lobbying, including all indirect lobbying through its trade associations and social welfare groups, it has all of this information readily available, so it could be easily provided to shareholders in a single report at minimal expense.

The Company has just begun to provide the aggregate amount used for lobbying by its trade associations, determining that aggregate number means Schwab could just as easily provide the amount used for lobbying by individual trade association. While Schwab notes that “these voluntary disclosures go beyond legal requirements and provide additional transparency about the company’s membership in, and contributions to, trade associations,” these disclosures are far from best practice and fail to provide shareholders with the transparency needed to assess risk.

Lobbying Transparency: What Gets Disclosed Gets Managed.

Clear policies and board oversight – coupled with disclosures to shareholders, helps mitigate risks and provide greater transparency and accountability allowing investors to assess potential risks and whether sufficient safeguards are in place to protect our Company’s interests as well as the interest of shareholders.

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23 “Pension Funds Challenge Major European Emitters on Climate Lobbying,” Church of England, October 29, 2018, https://www.churchofengland.org/more/media-centre/news/pension-funds-challenge-major-european-emitters-climate-lobbying.

24 http://www.oecd.org/gov/ethics/oecdprinciplesfortransparencyandintegrityinlobbying.htm

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The well-documented reputational risks of Schwab’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

Based on the above Rationale, we believe that Schwab’s current lobbying disclosures are inadequate to protect shareholder interests. We urge you to vote FOR Proposal 8, the stockholder proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

Jeffery Perkins

Executive Director

Friends Fiduciary Corporation

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Friends Fiduciary Corporation is not able to vote your proxies, nor does this communication contemplate such an event. Friends Fiduciary Corporation urges stockholders to vote for Proposal 8 following the instructions provided on the Company’s proxy mailing.